NO ACT

PE
10-1-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012735

November 10, 2009

Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-10-2009

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

Dear Mr. Heard:

This is in response to your letter dated October 1, 2009 concerning the shareholder proposal submitted to Tyson by The Humane Society of the United States. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Tom Waite
Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

November 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

The proposal encourages Tyson to offer chicken products slaughtered using controlled-atmosphere killing.

There appears to be some basis for your view that Tyson may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Tyson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii). In reaching this position, we not have it found it necessary to address the alternative bases for omission upon which Tyson relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

501-975-3000
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www.kutakrock.com

NORTHWEST ARKANSAS OFFICE

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ATLANTA
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DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

October 1, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of The Humane Society of the United States

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "Humane Society Proposal") from The Humane Society of the United States (the "Humane Society"). Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the Humane Society Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Humane Society as notification of Tyson's intention to omit the Humane Society Proposal from its 2010 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2010 Proxy Materials on or about December 22, 2009.

The Proposal

Tyson received the Humane Society Proposal on September 1, 2009. A full copy of the Humane Society Proposal is attached as Exhibit A. The Humane Society Proposal's resolution reads as follows:

> **RESOLVED**, to enhance the financial interests and corporate responsibility profile of Tyson Foods ("Tyson" or "the Company"), shareholders encourage the Company to offer in the U.S. market, by the end of 2010, some chicken products slaughtered using controlled-atmosphere killing (CAK).

Bases for Exclusion

Tyson believes that the Humane Society Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

I. The Humane Society Proposal may be properly excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as two prior proposals that were included in Tyson's 2006 and 2007 proxy materials and, when previously submitted, the prior proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) under the Exchange Act provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

In Tyson's proxy materials for its 2006 Annual Meeting of Shareholders held on February 3, 2006, Tyson included a shareholder proposal (the "2006 PETA Proposal") submitted by the People for the Ethical Treatment of Animals ("PETA") that addressed controlled-atmosphere killing. A full copy of the 2006 PETA Proposal as it appeared in Tyson's 2006 proxy materials is attached hereto as Exhibit B. The 2006 PETA Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that the board of directors issue a report to shareholders by August 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Tyson phasing in controlled-atmosphere killing in all of our approximately 40 U.S. poultry slaughterhouses within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

Again in Tyson's proxy materials for its 2007 Annual Meeting of Shareholders held on February 2, 2007, Tyson included a shareholder proposal submitted by PETA (the "2007 PETA Proposal" and, together with the 2006 PETA Proposal, the "Previous PETA Proposals"), which also addressed controlled-atmosphere killing. A full copy of the 2007 PETA Proposal as it appeared in Tyson's 2007 proxy materials is attached hereto as Exhibit C. The 2007 PETA Proposal's resolution reads as follows:

> NOW, THEREFORE, BE IT RESOLVED that shareholders request that the board of directors make transparent to shareholders Tyson's progress to "research and evaluate and implement" CAK. This report should be prepared by the end of July 2007 at a reasonable cost and should omit proprietary information.

Although the exact language and requested action of the Humane Society Proposal and the Previous PETA Proposals differ, the focus and substantive concern of both the Previous PETA Proposals and the Humane Society Proposal relate to controlled-atmosphere killing as an alternative slaughter method to the electric stunning method currently used by Tyson and the vast majority of the processors in the U.S. chicken industry. The 2006 PETA Proposal requested a report on the feasibility of phasing in controlled-atmosphere killing. The 2007 PETA Proposal requested Tyson's Board to issue a report to Tyson's shareholders on its progress "to research and evaluate and implement" controlled-atmosphere killing. Similarly, in the Humane Society Proposal, the Humane Society requests that Tyson offer products produced with chickens slaughtered using controlled-atmosphere killing. Not only are the substantive concerns in the Previous PETA Proposals and the Humane Society Proposal substantially similar, the Humane Society uses language to support its resolution in the Humane Society Proposal that is very similar to the language used in the Previous PETA Proposals. The Previous PETA Proposals and the Humane Society Proposal each discuss the welfare of animals, the financial and employee safety benefits that the proposals claim can be achieved through use of controlled-atmosphere killing, and even utilize very similar language to describe the electric stunning method. It is clear that the focus and substantive concern of both the Previous PETA Proposals and the Humane Society Proposal deal with "substantially the same subject matter," controlled-atmosphere killing.

The requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposal or proposals and the current proposal sought to be excluded must be identical. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended Rule 14a-8(i)(12) in 1983 to permit the exclusion of a proposal that "deals with substantially the same subject matter." In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained that the purpose of the amendment was to divert the attention away from the specific language used in or the actions proposed by the proposal and toward the "substantive concerns raised by a proposal."

In implementing Rule 14a-8(i)(12), the Staff has increasingly focused on the substantive concerns raised by the proposal as the essential consideration, rather than the specific language used in the proposal or corporate action proposed to be taken. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal sought to be excluded shares similar social and policy issues with a prior proposal, even if the proposal recommended that the company take different actions and used different language. *See Abbott Laboratories*, SEC No-Action Letter (Feb. 28, 2006) (proposal by PETA requesting a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories was excludable as it related to substantially the same subject matter, animal testing, as a prior proposal requesting the company commit to using only non-animal testing methods); *Medtronic Inc.*, SEC No-Action Letter (June 2, 2005) and *Bank of America Corp.*, SEC No-Action Letter (Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); and *Dow Jones & Co., Inc.*, SEC No-Action Letter (Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

More recently, the Staff has concluded that proposals related to controlled-atmosphere killing were excludable under Rule 14a-8(i)(12) in both *SUPERVALU, Inc.*, SEC No-Action Letter (Mar. 27, 2009) and *Pilgrim's Pride Corp.*, SEC No-Action Letter (Nov. 6, 2006). In both cases, the proposals were almost identical to the Humane Society Proposal and the Previous PETA Proposals that are the subject of Tyson's current no-action request. The Staff concluded in each of the instances that the proposals at issue dealt with the same substantive concerns and thus substantially the same subject matter as the previously submitted proposals, regardless of whether the Humane Society utilized different terms and requested corporate actions.

In *Pilgrim's Pride, Corp.*, SEC No-Action Letter (Nov. 6, 2006), the Staff agreed with Pilgrim's Pride, Corp. that a proposal to make transparent to shareholders the details of the company's evaluations of controlled-atmosphere killing was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company report on the feasibility of requiring its suppliers to phase in controlled-atmosphere killing. Similarly, in *SUPERVALU, Inc.*, SEC No-Action Letter (Mar. 27, 2009), the Staff agreed with SUPERVALU, Inc. that three proposals regarding controlled-atmosphere killing, though somewhat different in their terms and requests, "clearly address the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12)," and the proposal was excluded pursuant to Rule 14a-8(i)(12).

Because the Previous PETA Proposals and the Humane Society Proposal involve "substantially the same subject matter" (i.e., controlled-atmosphere killing) for purposes of Rule 14a-8(i)(12)(ii), Tyson may exclude the Humane Society Proposal if Tyson's shareholders have voted on a shareholder proposal involving controlled-atmosphere killing during the previous three calendar years, and the proposal received less than 6% of the vote. As evidenced in Exhibit D, when the 2007 PETA Proposal was voted upon by Tyson's shareholders, the proposal received 13,373,412 "for" votes and 955,468,356 "against" votes. Pursuant to *Staff Bulletin No.*

14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Accordingly, the number of shares voting "for" the 2007 PETA Proposal constituted approximately 1.38% of the total number of shares voting on the 2007 PETA Proposal, well below the 6% threshold established in Rule 14a-8(i)(12)(ii) and necessary for resubmission.

The 2007 PETA Proposal was submitted to and voted on by Tyson's shareholders at the 2007 Annual Meeting of Shareholders. When interpreting the phrase "calendar years" as it is used in Rule 14a-8(i)(12), the Staff does not look at the specific dates of company meetings. *See Staff Bulletin No. 14* (Jul. 13, 2001). Rather, it looks at the calendar year in which a meeting was or will be held. *Id.* Tyson's 2010 Annual Meeting of Shareholders will occur within three calendar years of the 2007 Annual Meeting of Shareholders (regardless of the actual meeting dates) as required under Rule 14a-8(i)(12). Consequently, Tyson is permitted to exclude the Humane Society Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(12)(ii).

II. The Humane Society Proposal may be properly excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in Tyson's 2007 proxy materials and did not receive the support necessary for resubmission.

If the Staff does not agree with Tyson that the Previous PETA Proposals deal with substantially the same subject matter, then Rule 14a-8(i)(12)(ii) would not be applicable to the facts at hand because the shareholder proposals would not be deemed to have been proposed twice previously in the preceding 5 calendar years as required under Rule 14a-8(i)(12)(ii). However, in such a case, Tyson believes that the Humane Society Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(12)(i) under the Exchange Act. Rule 14a-8(i)(12)(i) provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 years."

For identical reasons stated in Part I of this letter, Tyson believes that the Humane Society Proposal deals with substantially the same subject matter as the 2007 PETA Proposal (even if the Staff concludes that the 2006 PETA Proposal and 2007 PETA Proposal do not deal with substantially the same subject matter). Furthermore, the 2007 PETA Proposal did not receive the support necessary (i.e., 3% of the vote) to avoid exclusion under Rule 14a-8(i)(12)(i). *See* Exhibit D (the number of shares voting "for" the 2007 PETA Proposal constituted approximately 1.38% of the total number of shares voting on the 2007 PETA Proposal). Consequently, even if the Staff does not conclude that the 2006 PETA Proposal and the 2007 PETA Proposal deal with substantially the same subject matter, Tyson may still exclude the

Humane Society Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as the 2007 PETA Proposal, and the 2007 PETA Proposal did not receive the necessary shareholder support for resubmission when voted on at Tyson's 2007 Annual Meeting of Shareholders.

III. The Humane Society Proposal may be properly excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Tyson's ordinary business operations.

Pursuant to Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be excluded from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission also noted that the exclusion rests on two central policy considerations. *Id.* The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The other relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

A. The Humane Society Proposal deals with a matter relating to Tyson's ordinary business operations.

As the world's largest meat protein company and the second-largest food production company in the Fortune 500, Tyson's business is complex. In making any decision regarding Tyson's chicken processing, operations, or investments in new technologies, Tyson's management considers a broad spectrum of business factors and economic risks that may affect Tyson's financial integrity, operations, and sustainability. Tyson's slaughter methods are no exception. The Humane Society Proposal interferes with management's ability to run Tyson because decisions regarding the most effective, financially-sound, and feasible method of slaughtering chickens should reside with Tyson's management. Tyson's electric stunning method is recognized as an acceptable slaughter method by the United States Department of Agriculture, is a scientifically validated method, and is used by the vast majority of the processors in the U.S. chicken industry. Tyson's evaluation as whether or not to continue using the electric stunning method or adopt an alternative slaughter method, such as controlled-atmosphere killing, is so closely related to Tyson's ordinary business operations that such complex decisions should remain exclusively with Tyson management. Tyson believes that the Humane Society Proposal is excludable under Rule 14a-8(i)(7) because it relates to Tyson's ordinary business activities, namely, Tyson's slaughter method that it and the vast majority of the processors in the U.S. chicken industry currently utilize in their chicken operations. The Humane Society Proposal seeks to compel the Board to implement controlled-atmosphere killing as the primary poultry slaughter method used by Tyson. In doing so, the Proposal interferes with management's ability to run Tyson's day-to-day operations.

B. The Humane Society Proposal seeks to micro-manage Tyson by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The determination of what is the best slaughter method for Tyson is far outside the knowledge and expertise of average shareholders because shareholders presumably lack necessary training in agricultural science, slaughter methods, food safety, production methods and quality, product development, ergonomics, labor costs, the safety of humans involved in the slaughter process, employee turnover, technical difficulties in installing and operating new equipment, and the financial implications of abandoning existing operations and implementing entirely new technology at Tyson's numerous slaughterhouses. Tyson, however, has a team of professionals that are committed to and actively engaged in considering alternative slaughter methods. In fact, Tyson has even asked agricultural professionals at the University of Arkansas to initiate an independent study regarding controlled-atmosphere killing, as a follow up to Tyson's own preliminary study into controlled-atmosphere killing.

The Staff on numerous occasions has taken the position that a company's selection of ingredients or materials for inclusion in its products, within parameters established by state and federal regulation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7). *See The Coca-Cola Co.*, SEC No-Action Letter (Jan. 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *Seaboard Corp.*, SEC No-Action Letter (Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amounts of antibiotics given to healthy animals); *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002) (permitting exclusion of a proposal relating to a review of and report on the use of antibiotics by meat suppliers); and *Borden, Inc.*, SEC No-Action Letter (Jan. 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). Tyson believes that a company's selection of methods by which to prepare its products, including slaughter methods, is analogous to the decisions related to ingredients and materials selection at issue in *Coca-Cola, Seaboard, Hormel* and *Borden*.

In the present case, the Humane Society Proposal addresses Tyson management's decisions regarding the method by which Tyson slaughters chickens for use in its products. In establishing Tyson's slaughter methods, just as with any decision regarding ingredients or materials to be used in any particular product, whether a food product, packaging or otherwise, Tyson takes into account a number of factors, including governmental rules and regulations, credible scientific information, consumer preferences, animal well-being, food safety, and product quality. Such decisions are fundamental to management's ability to run Tyson on a day-to-day basis, and shareholders are not in a position to make an informed judgment on highly technical matters such as slaughter methods.

C. The Humane Society Proposal does not fit within the Staff's "environment or public health" exception.

Tyson does acknowledge that in *Staff Bulletin No. 14C* (June 28, 2005), the Staff, offering an exception to the exclusion found in Rule 14a-8(i)(7), made clear that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because such proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, merely because a shareholder proposal deals with a subject that may touch on a social policy does not mean that this exception applies. *Hormel Foods Corp.*, SEC No-Action Letter (Nov. 19, 2002). We note that the Humane Society failed to point out any specific instance or provide any evidence that Tyson's existing slaughter method increases human health risks or harms the environment. While Tyson agrees that animal welfare is an important social policy issue, it is a topic that the Humane Society Proposal merely touches upon. The Humane Society Proposal also touches upon the financial impact, employee safety benefits, and increased yield quality that the Humane Society Proposal claims would result if Tyson phased in controlled-atmosphere killing. As discussed above, Tyson continues to research, evaluate and implement advances in the science of animal handling, care, and slaughter. However, Tyson's current slaughter method adheres to widely accepted industry standards. Thus, it does not raise a sufficiently significant social policy issue that will trigger the Staff's "environment or public health" exception.

Finally, in order to satisfy the requirements of the Staff's "environment or public health" exception, the entire shareholder proposal must fall within the exception. If even a portion of the Humane Society Proposal satisfies the requirements of Rule 14a-8(i)(7), the entire Humane Society Proposal may be excluded from Tyson's 2010 Proxy Materials. *See International Business Machines*, SEC No-Action Letter (Jan. 9, 2008). *See also International Business Machines*, SEC No-Action Letter (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) (the Staff expressly concurring that the proposal was excludable because "a portion of the proposal relates to ordinary business operations"); and *General Electric Company*, SEC No-Action Letter (Feb. 10, 2000) (concurring in exclusion of a proposal where only a portion of it implicated ordinary business matters). As shown by the no-action letters cited in the previous sentence, the Staff has regularly concurred that when any portion of a proposal implicated ordinary business matters sufficient to trigger Rule 14a-8(i)(7), the entire proposal must be omitted. In the present case, the Humane Society Proposal seeks to compel Tyson to substantially alter its ordinary business practices by replacing its current slaughtering method with controlled-atmosphere killing. Although the Humane Society Proposal does touch on social policy considerations (i.e., animal welfare), those considerations do not transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Consequently, the Humane Society Proposal should be excluded in its entirety pursuant to Rule 14a-8(i)(7).

IV. The Humane Society Proposal may be properly excluded under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to Tyson that will be included in the 2010 Proxy Materials, if both proposals are not otherwise excludable pursuant to Rule 14a-8.

A. Background

On August 31, 2009, Tyson received a shareholder proposal from PETA relating to controlled-atmosphere killing for inclusion in the 2010 Proxy Materials (the "Current PETA Proposal"). The Current PETA Proposal, as submitted, complied with all relevant provisions of Rule 14a-8. On September 1, 2009, Tyson received the Humane Society Proposal. The Humane Society Proposal, however, was procedurally deficient because it did not include a statement from the record holder of the Humane Society's shares verifying that the Humane Society held the requisite number of shares for at least one year, as required by Rule 14a-8(b)(2). The Humane Society's written confirmation was provided separately and after Tyson had received the Humane Society Proposal. A copy of that written confirmation is attached as Exhibit E.

On September 8, 2009, Tyson provided written notice of the deficiency to the Humane Society. A full copy of the notice of deficiency is attached as Exhibit F. The Humane Society responded to Tyson by letter dated September 18, 2009, stating the Humane Society's belief that its initial submission was in compliance with Rule 14a-8. A full copy of this response is attached as Exhibit G. On September 23, 2009, Mr. Read Hudson, Tyson's Associate General Counsel, contacted the Humane Society to discuss the procedural deficiency. On September 24, 2009, the Humane Society resubmitted the Humane Society Proposal, curing the procedural deficiency and thereby bringing it into compliance with all relevant provisions of Rule 14a-8. A full copy of the resubmitted Humane Society Proposal is attached as Exhibit H.

On October 1, 2009, Tyson submitted a no-action letter request to the Staff on the basis that Tyson is entitled to exclude the Current PETA Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(12)(ii), Rule 14a-8(i)(12)(i), and Rule 14a-8(i)(7) (based on substantially similar reasons to those described in Parts I, II, and III of this letter). In the event the Staff does not concur with Tyson's view that the Current PETA Proposal can be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(12)(ii), Tyson plans to include the Current PETA Proposal in its 2010 Proxy Materials. If Tyson includes the Current PETA Proposal in its 2010 Proxy Materials, Tyson intends to exclude the Humane Society Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11).

B. Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose underlying the exclusion found in Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976) (discussing the predecessor of Rule 14a-8(i)(11)). The standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." Similar to the standard under Rule 14a-8(i)(12) with respect to proposals that deal with "substantially the same subject matter," the Staff has consistently taken the position that shareholder proposals do not need to be identical in order to be substantially duplicative and thus excludable under Rule 14a-8(i)(11). *See, e.g., Proctor & Gamble Co.*, SEC No-Action Letter (July 21, 2009) (concurring that two proposals had the same principal thrust or focus although their terms, breadth, and requests were different, each focusing on shareholder approval of executive compensation); *PepsiCo Inc.*, SEC No-Action Letter (Jan. 31, 2008) (concurring with exclusion of a proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, because the principal thrust and focus of each of the proposals called for a shareholder advisory vote); *The Home Depot, Inc.*, SEC No-Action Letter (Feb. 28, 2005) (concurring that two proposals had the same principal thrust or focus where one proposal requested the adoption of a performance- and time-based "restricted share grant program" and the other requested the adoption of a policy that would require performance goals as a prerequisite to vesting of a significant portion of restricted stock and deferred stock units); *Constellation Energy Group*, SEC No-Action Letter (Feb. 19, 2004) (concurring with exclusion of a proposal requesting that the company develop a performance-based equity grant program for executive officers as substantially duplicative of another proposal requesting the company to implement a "commonsense executive compensation program" containing a range of features, just one of which related to equity compensation design). When a company receives two substantially duplicative proposals that are not otherwise excludable pursuant to Rule 14a-8, the Staff has indicated that the company must include in its proxy materials the proposal it received first and exclude the other. *See Proctor & Gamble Co.*, SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

C. The Humane Society Proposal substantially duplicates the Current PETA Proposal and may be properly excluded under Rule 14a-8(i)(11).

If the Staff does not concur that both the Humane Society Proposal and the Current PETA Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii), Rule 14a-8(i)(12)(i), or Rule 14a-8(i)(7), then, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Tyson believes that the Humane Society Proposal may be excluded as substantially duplicative of the Current PETA Proposal.

A full copy of the Current PETA Proposal is attached as Exhibit I. The Current PETA Proposal's resolution reads as follows:

> **RESOLVED**, that to advance both Tyson Foods' financial interests and the welfare of its birds, shareholders encourage the Board to phase in controlled-atmosphere killing (CAK), a less cruel method of slaughter, within a reasonable timeframe.

This compares with the resolution in the Humane Society Proposal which reads as follows:

> **RESOLVED**, to enhance the financial interests and corporate responsibility profile of Tyson Foods ("Tyson" or "the Company"), shareholders encourage the Company to offer in the U.S. market, by the end of 2010, some chicken products slaughtered using controlled-atmosphere killing (CAK).

Although the exact terms and requests of the Humane Society Proposal and the Current PETA Proposal are somewhat different, the principal thrust or focus are substantially the same - namely, for Tyson to implement controlled-atmosphere killing as an alternative poultry slaughter method. As shown above, the two proposals' resolutions both desire for Tyson to implement controlled-atmosphere killing to "advance" or, as the Humane Society Proposal states, "enhance," Tyson's "financial interests." Both proposals offer, in almost identical language, three bases in support of controlled-atmosphere killing: (1) animal welfare, (2) worker safety, and (3) profits. Additionally, the supporting statements of both proposals use very similar language to criticize the electric stunning method, both describing incidents in which chickens have had their throats cut or have been placed in scalding tanks while conscious. Furthermore, both proposals specifically name several major U.S. restaurant chains and food retailers that purchase or give purchasing preference to chicken products made from chickens slaughtered using controlled-atmosphere. Also, both proposals cite reports on the alleged animal welfare benefits of controlled-atmosphere killing authored by Drs. Ian Duncan and Mohan Raj. In fact, it seems the proposals are identical in almost every respect. While they use slightly different language, each proposal develops the same argument using very similar structure and supporting authority.

Including multiple proposals addressing the same issue in different terms in the same proxy statement may confuse shareholders and ultimately leave the company to manage irreconcilable proposals. If both proposals are included in Tyson's 2010 Proxy Materials and presented to shareholders for a vote, there is a great risk that shareholders would be unsure of what exactly they were voting on, and what their vote would mean. Could a shareholder vote for one proposal and not the other? Could a shareholder vote for both? Even assuming that shareholders overcome vote confusion, it is likely that the impact or meaning of their vote will be unclear. For example, a shareholder may be unclear as to what steps the company would take to implement both proposals if both received shareholder approval.

In this case, Tyson received the Current PETA Proposal on August 31, 2009. Tyson received the Humane Society Proposal on September 1, 2009, and it was procedurally deficient. This deficiency was not cured by the Humane Society until September 24, 2009. Consequently, if the Current PETA Proposal and Humane Society Proposal are not otherwise excludable under Rule 14a-8 of the Exchange Act, Tyson will be required to include the Current PETA Proposal instead of the Humane Society Proposal. *See Proctor & Gamble Co.*, SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

In conclusion, if the Staff does not concur that both the Humane Society Proposal and the Current PETA Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii), Rule 14a-8(i)(12)(i), or Rule 14a-8(i)(7), then, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and for the reasons referenced above, Tyson believes that the Humane Society Proposal may be excluded as substantially duplicative of the Current PETA Proposal.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the Humane Society Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Mr. Tom Waite, Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, D.C. 20037

Enclosures

EXHIBIT A

THE HUMANE SOCIETY
OF THE UNITED STATES

August 31, 2009

R. Read Hudson
Vice President,
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Dr.
Springdale, AR 72762-6999

Via FedEx and email: read.hudson@tyson.com

Dear Mr. Hudson:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. A letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of 750 shares of Tyson Foods, Inc. common stock will follow shortly. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact me if you need any further information or have any questions. If Tyson Foods, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

Tom Waite
Treasurer, CFO

TW/dlm

Enclosures: 2010 Shareholder Resolution

Humane Society of the United States Shareholder Resolution

RESOLVED, to enhance the financial interests and corporate responsibility profile of Tyson Foods ("Tyson" or "the Company"), shareholders encourage the Company to offer in the U.S. market, by the end of 2010, some chicken products slaughtered using controlled-atmosphere killing (CAK).

Supporting Statement

CAK is a poultry slaughter method that is used widely in Europe and is becoming more common in the United States. CAK improves animal welfare, worker safety, and profits. The Canadian Food Inspection Agency, the European Food Safety Authority, the European Commission, and renowned poultry scientists Drs. Ian Duncan and Mohan Raj have reported that CAK has animal welfare advantages over the slaughter method Tyson currently uses in the United States. For example, because birds are never handled while alive during slaughtering in CAK, injuries to both workers and birds are greatly reduced. Because all birds are killed at the onset of the process, the possibility that birds will have their throats cut or be placed in scald tanks while conscious is eliminated.

Many major U.S. restaurant chains and food retailers have begun purchasing some CAK-processed poultry products and/or give purchasing preference to suppliers that utilize this slaughter method; these companies include **Burger King, Carl's Jr., Hardee's, Chipotle Mexican Grill, Quiznos, Ruby Tuesday, Wolfgang Puck, Safeway, Harris Teeter, Winn-Dixie, Popeye's,** and **Costco.**

In addition to ensuring that our Company is able to meet the growing demand for CAK-processed poultry products, adoption of this resolution would enhance our Company's corporate responsibility profile. Ninety-five percent of people surveyed in an American Farm Bureau-funded opinion poll said that the well-being of farm animals is important to them, and a survey conducted by food industry consulting agency, Technomic, found that animal welfare is the third most important social issue to American restaurant-goers.

For these reasons, we believe that it is clearly in shareholders' best interests to vote "FOR" this proposal, which would simply demonstrate that shareholders believe it would benefit the Company to offer some poultry products slaughtered using CAK.

EXHIBIT B

SHAREHOLDER PROPOSAL

The shareholder proposal, which follows, is a verbatim submission by People for the Ethical Treatment of Animals (PETA) of 501 Front St., Norfolk, VA 23510 (who has notified the Company that it owns 248 shares of Class A Common Stock), for consideration by the shareholders of the Company. All statements therein are the sole responsibility of PETA.

Chickens raised for Tyson are violently abused during gathering and shackling and are forced to endure gruesome, painful deaths by archaic slaughter and stunning methods that often include scalding birds to death or slitting their throats while they are completely conscious, as other terrified birds look on and struggle to free themselves from their shackles. Workers at our plant in Heflin, Alabama, were recently documented ripping the heads off live chickens because they could not keep up with line speeds. Other birds were mutilated by the mechanical blade that was supposed to kill them and entered the scalding feather-removal tanks while still able to feel pain. Dr. Temple Grandin, North America's foremost expert on animal welfare, and who Tyson boasts trained the person assigned to investigate this incident, called the abuse at Heflin "a total failure on animal welfare."

The cruelty documented in Alabama, which is a stark contrast to our company's public claim that we are "committed to the well-being, proper handling and humane slaughter of all the animals used in our food products," stunned the public and tarnished our image. Other companies are starting to explore a new slaughter technology known as controlled-atmosphere killing (CAK), which drastically reduces the amount of suffering that birds endure, since it eliminates live dumping, live shackling, electrical stunning, and the possibility that animals will still be conscious when their throats are slit or they are scalded for feather removal. The CAK system also eliminates worker contact with live birds, thus removing any possibility of worker cruelty to animals.

CAK involves removing oxygen from the birds' environment and slowly replacing it with an inert gas, such as argon or nitrogen (which already make up about 80 percent of the air that we're breathing), putting the birds to sleep quickly and painlessly. CAK, which is currently being used by some of McDonald's suppliers in the United Kingdom, is a U.S. Department of Agriculture-approved method of slaughter and has been described by animal welfare experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has positive worker, food-safety, and carcass-quality benefits, including increased meat yield and longer shelf life. It has even been shown that the money saved by switching to a CAK system would recoup the initial investment within a few years.

Resolved: Shareholders request that the board of directors issue a report to shareholders by August 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Tyson phasing in controlled-atmosphere killing in all of our approximately 40 U.S. poultry slaughterhouses within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

EXHIBIT C

SHAREHOLDER PROPOSAL

The shareholder proposal, which follows, is a verbatim submission by People for the Ethical Treatment of Animals (PETA) of 501 Front St., Norfolk, VA 23510 (who has notified the Company that it owns 248 shares of Class A Common Stock), for consideration by the shareholders of the Company. All statements therein are the sole responsibility of PETA.

Shareholder Resolution re Transparency on Movement Toward Controlled-Atmosphere Killing

WHEREAS Tyson kills birds with electric stunning, which involves dumping and shackling live birds, shocking them in an electrified water bath, slitting their throats, and defeathering them in scalding-hot water tanks; and

WHEREAS Tyson suffers financial losses by using electric stunning:

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled. This decreases carcass quality and meat yield.
- Birds flap about, and many miss the stun baths entirely; those who are shocked are merely immobilized and still feel pain afterward. Many birds also miss the killing blades. This means that live birds enter the scalding tanks, which decreases yield (these carcasses are condemned) and increases contamination (live birds defecate in tanks). Tyson also suffered negative branding when this abuse was documented at its Heflin, Ala., plant and published on www.TorturedByTyson.com.
- Workers handle live birds at each stage, exposing Tyson to legal and financial liabilities (Reuters reported that Pilgrim's Pride's stock price immediately dropped by nearly 6 percent—and by nearly 20 percent within 26 trading days—after video footage was released in which workers stomped on live birds, spit tobacco into their eyes, and spray-painted their faces). Accusations of similar abuse at a Tyson plant, made by a former employee, were the subject of a front-page article in the *Los Angeles Times*.

WHEREAS controlled-atmosphere killing (CAK) is USDA-approved and reduces the financial losses of electric stunning while improving animal welfare:

- With CAK, birds are placed into chambers while they're still in their transport crates, where oxygen is replaced with inert gasses (i.e., argon and nitrogen), efficiently and gently putting them "to sleep."
- CAK improves product quality and yield (birds suffer fewer broken bones and less bruising), shelf life (the decaying process is slowed down), and energy costs (refrigeration time and space needs are reduced). CAK reduces labor costs (better ergonomics mean less payout because of injury), carcass contamination (birds are dead when they are scalded, so they don't defecate in tanks), and the number of instances in which workers abuse birds (birds are dead before being handled).
- Every published review of CAK—including one conducted by McDonald's—concludes that it is superior to electric stunning for animal welfare, as do Dr. Temple Grandin, Dr. Ian Duncan, Dr. Mohan Raj, and other top industry advisors.

WHEREAS, although CAK is optimal for birds and profits, Tyson has yet to implement it anywhere. Tyson makes vague statements alleging movement toward CAK (i.e., that it "is actively working to research and evaluate and implement different methods of animal handling and care, including... CAK") yet has not shown the public or shareholders anything being done toward that end;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the board of directors make transparent to shareholders Tyson's progress to "research and evaluate and implement" CAK. This report should be prepared by the end of July 2007 at a reasonable cost and should omit proprietary information.

EXHIBIT E

Private Wealth Management

Deutsche Bank Alex. Brown

2000 Avenue of the Stars, Suite 910-N
Los Angeles, CA 90067

Tel 310-788-6200
Fax 310-788-6222

Toll Free 800-877-2539

September 1, 2009

VIA ELECTRONIC MAIL, FACSIMILE, AND FEDERAL EXPRESS

R. Read Hudson, Secretary
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, AR, 72762-6999
read.hudson@tyson.com
Fax: 479-290-7967

RE: The Humane Society of the United States (A/C #5XL057653)

Dear Mr. Hudson:

We are providing this letter to you at the request of our client, The Humane Society of the United States (HSUS), to confirm certain information regarding assets held in the above-referenced account (HSUS) maintained with Deutsche Bank.

This letter serves as confirmation to verify that as of the close of business on August 31, 2009, The Humane Society of the United States is the beneficial owner of 750 shares of Tyson Foods, Inc. common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including August 31, 2009.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Michael Demma
Vice President
Regulatory Analyst

EXHIBIT F

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Mr. Tom Waite
Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, D.C. 20037

Dear Mr. Waite:

We recently received a shareholder proposal dated as of August 31, 2009 and submitted by you on behalf of the Humane Society of the United States (the "Humane Society"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, in order for the proponent of a shareholder proposal that does not own its shares of record to be eligible to submit such proposal, the proponent must deliver with its proposal proof from the record holder that the shareholder has continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. Although we received a written statement from Deutsche Bank, confirming the Humane Society's ownership of Tyson common stock, the statement from Deutsche Bank was not submitted at the same time you submitted your proposal. This results in a failure to satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal, including a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

Cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary

EXHIBIT G

THE HUMANE SOCIETY
OF THE UNITED STATES

September 18, 2009

VIA FAX, UPS AND EMAIL: brett.worlow@tyson.com.

Brett Worlow
Corporate Counsel
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

Dear Mr. Worlow:

We consulted the law and have concluded that we have clearly satisfied the requirements of Rule 14a-8(b)(2), which contains no requirement that the resolution and broker statement be sent from the same location.

We caused our broker to submit verification of our shares as required, a hard copy of which was received in your offices 9/1/09. You received our resolution via fax and email 8/31/09 with a hard copy following on 9/1/09 in compliance with the filing deadline. The broker statement made it clear that we continuously held the requisite number of shares for one year prior to the date of our transmittal letter.

Please advise us immediately via phone or fax if you continue to assert that this is an issue.

Sincerely,

Peter Brandt, Esq.
Senior Attorney for Farm Animals
Animal Protection Litigation Section
P: 240-388-5023
F: 301-721-6414

Cc: Read Hudson (read.hudson@tyson.com)

EXHIBIT H

THE HUMANE SOCIETY
OF THE UNITED STATES

Thanks for your call, Read here's what you requested.
-Karla

August 31, 2009

R. Read Hudson
Vice President,
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Dr.
Springdale, AR 72762-6999

Via FedEx and email: read.hudson@tyson.com

Dear Mr. Hudson:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. A letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of 750 shares of Tyson Foods, Inc. common stock will follow shortly. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact me if you need any further information or have any questions. If Tyson Foods, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

Tom Waite
Treasurer, CFO

TW/dlm

Enclosures: 2010 Shareholder Resolution

Humane Society of the United States Shareholder Resolution

RESOLVED, to enhance the financial interests and corporate responsibility profile of Tyson Foods ("Tyson" or "the Company"), shareholders encourage the Company to offer in the U.S. market, by the end of 2010, some chicken products slaughtered using controlled-atmosphere killing (CAK).

Supporting Statement

CAK is a poultry slaughter method that is used widely in Europe and is becoming more common in the United States. CAK improves animal welfare, worker safety, and profits. The Canadian Food Inspection Agency, the European Food Safety Authority, the European Commission, and renowned poultry scientists Drs. Ian Duncan and Mohan Raj have reported that CAK has animal welfare advantages over the slaughter method Tyson currently uses in the United States. For example, because birds are never handled while alive during slaughtering in CAK, injuries to both workers and birds are greatly reduced. Because all birds are killed at the onset of the process, the possibility that birds will have their throats cut or be placed in scald tanks while conscious is eliminated.

Many major U.S. restaurant chains and food retailers have begun purchasing some CAK-processed poultry products and/or give purchasing preference to suppliers that utilize this slaughter method; these companies include Burger King, Carl's Jr., Hardee's, Chipotle Mexican Grill, Quiznos, Ruby Tuesday, Wolfgang Puck, Safeway, Harris Teeter, Winn-Dixie, Popeye's, and Costco.

In addition to ensuring that our Company is able to meet the growing demand for CAK-processed poultry products, adoption of this resolution would enhance our Company's corporate responsibility profile. Ninety-five percent of people surveyed in an American Farm Bureau-funded opinion poll said that the well-being of farm animals is important to them, and a survey conducted by food industry consulting agency, Technomic, found that animal welfare is the third most important social issue to American restaurant-goers.

For these reasons, we believe that it is clearly in shareholders' best interests to vote "FOR" this proposal, which would simply demonstrate that shareholders believe it would benefit the Company to offer some poultry products slaughtered using CAK.

[illegible] Avenue of the Stars, Suite 910 N
Los Angeles, CA 90067

Tel 310-788-6200
Fax 310-788-6222

Toll Free 800 [illegible]

September 1, 2009

VIA ELECTRONIC MAIL, FACSIMILE, AND FEDERAL EXPRESS

R. Read Hudson, Secretary
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, AR, 72762-6999
read.hudson@tyson.com
Fax: 479-290-7967

RE: The Humane Society of the United States *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Hudson,

We are providing this letter to you at the request of our client, The Humane Society of the United States (HSUS), to confirm certain information regarding assets held in the above-referenced account (HSUS) maintained with Deutsche Bank.

This letter serves as confirmation to verify that as of the close of business on August 31, 2009, The Humane Society of the United States is the beneficial owner of 750 shares of Tyson Foods, Inc. common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including August 31, 2009.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Michael Domma
Vice President
Regulatory Analyst

EXHIBIT I

2010 Shareholder Resolution Regarding Poultry Slaughter

RESOLVED, that to advance both Tyson Foods' financial interests and the welfare of its birds, shareholders encourage the Board to phase in controlled-atmosphere killing (CAK), a less cruel method of slaughter, within a reasonable timeframe.

Supporting Statement

Tyson Foods' current slaughter method is cruel and inefficient; please consider the following:

- Tyson Foods uses electric immobilization in all its slaughterhouses. This involves shackling live birds, shocking them with electrified water, cutting their throats, and removing their feathers in tanks of scalding-hot water.
- Birds routinely suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield.
- Because the current in the "stun" bath is kept too low to effectively render birds unconscious, they are merely paralyzed and have their throats cut while still able to feel pain.
- Birds are often scalded to death in defeathering tanks. When this happens, they defecate in the tanks, further decreasing yield and increasing contamination of the next birds to enter the tanks.
- Frenzied birds flap their wings, kick, vomit, and defecate on workers, leading to increased worker injuries and illness and poor overall ergonomics.

CAK improves the working environment for personnel, improves bird welfare, and provides carcass quality advantages. Consider the following:

- With CAK, birds are placed in chambers while they are still in their transport crates, and their oxygen is replaced with inert gasses (levels are monitored via sophisticated computers), efficiently and gently putting them "to sleep."
- Every published report on CAK concludes it is superior to electric immobilization in regard to animal welfare, as do numerous meat-industry scientific advisors, including Drs. Temple Grandin, Mohan Raj, and Ian Duncan.
- Because there is no live shackling or live scalding, product quality and yield (and animal welfare) are greatly improved. The manager of a CAK turkey plant in Ohio told *Poultry USA* says that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers do not handle live birds, ergonomics improve, injury and illness rates decrease, and opportunities for workers to abuse live birds are eliminated. The turnover at a Nebraska poultry plant dropped 75 percent after it installed CAK. "Before, every week there was a new person. Now, it's one of the nicer jobs in the plant," said the owner.

Many poultry retailers are moving toward CAK, including the following:

- Burger King, Popeye's, Wendy's, Hardee's, and Carl's Jr. give purchasing preference or consideration to chicken suppliers using CAK.
- Safeway, Harris Teeter, KFCs in Canada, and Winn-Dixie are already purchasing birds killed by CAK or have committed to doing so.
- McDonald's already has suppliers in Europe that use CAK.

CAK is the future—and as an industry leader, Tyson must get on board with this method or be left behind. We therefore urge shareholders to support this socially, ethically, and fiscally responsible resolution.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS